MDS Funds Study on New Health Care Delivery Model for Cancer Patients

Toronto, April 14, 2005 - MDS will fund a collaborative study to be launched later this year between the University of Toronto's Joseph L. Rotman School of Management and Princess Margaret Hospital, which will help develop a better understanding of the benefits of a patient-centred health care delivery model for cancer patients. Patient-centred care shifts the model by focusing on the patient instead of just the disease. This delivery model incorporates multiple dimensions, including: information and education; physical comfort; emotional support and alleviation of fear and anxiety; respect for patients' values, preferences, and expressed needs; and the involvement of family and friends.

The research, funded by a donation of $250,000 per year, over two years from MDS Inc., a Toronto-based global health and life sciences company, will be led by Professor Brian Golden, Sandra Rotman Chair in Health Sector Strategy at the University of Toronto and the University Health Network, and Director, Centre for Health Sector Strategy at the Rotman School.

"The patient experience has two components: first, meeting or exceeding technical standards of care, and second, a patient-centred approach," says Prof. Golden. "Health professionals in general are well able to meet the technical requirements of care. Where the cancer-care system often fails, however, is in not being patient-centred. To patients, the system can often seem to be provider-centred, designed mainly for the convenience of hospital staff and health professionals. Whether that's in fact the 'reality' is irrelevant to the patient who experiences the system in this way."

"MDS has always been focused on creating better outcomes in the treatment of disease, and we believe that patient-centred care can make a distinct contribution to the health and well being of people around the world," says John Rogers, President and CEO of MDS Inc. "The Rotman School has established itself as a leader in health sector strategy with its integrated approach to meeting the growing challenges of health care delivery."

The Rotman School's Centre for Health Sector Strategy, with colleagues from the University of Toronto and MDS, will work with the Princess Margaret Hospital to conduct applied research, leading to a more patient-centred model of diagnosis and treatment. The Centre has organized a multidisciplinary team of leading researchers and practitioners with expertise in organizational sociology, operations management, modeling, marketing, organizational behaviour, and oncology.

"Few health care professionals and support staff would suggest that these principles are not sensible," says Prof. Golden. "Sadly, our health care organizations too often contribute to a patient experience that is not based on these principles." Prof. Golden, together with other leading UofT researchers (Profs. Oded Berman, Mike Carter, Dmitry Krass, Joseph Milner, and Dilip Soman) will seek to understand reasons for this disparity, by considering what attributes a patient-centred model of cancer care would have; identifying client expectations; conducting various gap analyses among patients and clinicians; determining what prevents professionals and support staff from acting in an enterprise-wide patient-centred way; proposing interventions to improve the patient experience; and assessing the impact of such interventions.

The University of Toronto's Joseph L. Rotman School of Management is on a mission to become one of the world's top tier business schools. Located in North America's 3rd largest financial centre, the Rotman School is taking an innovative approach to management education, built around Integrative Thinking™ and Business Design™. For more information and to find out why the Financial Times and BusinessWeek rank Rotman among the leading business schools internationally, visit http://www.rotman.utoronto.ca. Integrative Thinking and Business Design are registered trademarks of the Rotman School of Management.

MDS Inc. has more than 9,000 highly skilled people in 25 countries. We provide a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven health and life sciences company, recognized for our reliability and collaborative relationships as we help create better outcomes in the treatment of disease. Find out more at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

Ken McGuffin Manager, Media Relations Rotman School of Management Voice: (416) 946-3818 E-mail: mcguffin@rotman.utoronto.ca	Peter Schram Corporate Communications MDS Inc. (416) 675-6777 x 2141 pschram@mdsintl.com